UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-3A-2


                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1


                        WISCONSIN POWER AND LIGHT COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

          Wisconsin Power and Light Company ("WPL") was incorporated in Wisconsin in 1917 and is a public utility company engaged principally in the generation, transmission, transportation, distribution and sale of electric energy; the purchase, distribution, transportation and sale of natural gas; and the provision of water services in selective markets. WPL is headquartered in Madison, Wisconsin and nearly all of its customers are located in south and central Wisconsin.

          WPL owns all of the outstanding stock of South Beloit Water, Gas and Electric Company ("South Beloit"), a public utility supplying electric, gas and water service, principally in Winnebago County, Illinois, which was incorporated in 1908.

          WPL owns approximately 24% of the non-voting stock and 20% of the voting stock of ATC Management Inc. ("ATC"), a Wisconsin corporation incorporated in 2000 and headquartered in Waukesha, Wisconsin. ATC is the corporate manager of American Transmission Company LLC (the "Transco") and, as such, has full, complete and exclusive discretion to exercise management control over the business of the Transco. WPL owns approximately 24% of the Transco, which is a Wisconsin limited liability company formed in 2000. The Transco owns and operates the electric transmission system in eastern Wisconsin.

          WPL owns approximately 13% of the voting stock of Wisconsin Valley Improvement Company ("Improvement Company"), which is incorporated under the laws of the State of Wisconsin and has its principal office at Wausau, Wisconsin. Improvement Company operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons, and charges to benefited power plant owners water tolls as determined semi-annually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature. Improvement Company generates no electric energy and renders no public utility services. It is believed that Improvement Company is not a "public utility company" as defined in the Public Utility Holding Company Act of 1935. In findings and opinions promulgated on October 28, 1940, in file No. 31-480 (8 S.E.C. Decisions, p. 134), the Commission declared said Improvement Company not to be a subsidiary of WPL.

          WPL owns 33 1/3% of the outstanding stock of Wisconsin River Power Company, a Wisconsin corporation having its principal office at Wisconsin Rapids, Wisconsin ("River Company"). River Company operates two dams and hydro-electric plants on the Wisconsin River, the output of which plants is sold in equal parts to three companies, including WPL, which three companies own all of the outstanding stock of River Company in substantially equal parts.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING

ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

          WPL owns and operates 218 distribution substations with a capacity of 3,482,090 KVA. WPL owns and operates 16,826 pole-line miles of overhead distribution lines and 2,496 conduit-back miles of underground distribution lines. All of these facilities are located in the State of Wisconsin.

          WPL, as of December 31, 2000, owned or had interest in the following generation stations:

----------------------------- --------------------- ------------------------ --------------------
Generating Source             Location              Maximum mw Capability    WPL entitlement
----------------------------- --------------------- ------------------------ --------------------
Kewaunee Nuclear              Kewaunee, WI                    500.5                  205.2
----------------------------- --------------------- ------------------------ --------------------
Nelson Dewey                  Cassville, WI                   223.8                  223.8
----------------------------- --------------------- ------------------------ --------------------
Edgewater Unit 3              Sheboygan, WI                    76.7                   76.7
----------------------------- --------------------- ------------------------ --------------------
Edgewater Unit 4              Sheboygan, WI                   338.1                  230.6
----------------------------- --------------------- ------------------------ --------------------
Edgewater Unit 5              Sheboygan, WI                   409.3                  307.0
----------------------------- --------------------- ------------------------ --------------------
Columbia Energy Center        Portage, WI                   1,073.8                  496.1
----------------------------- --------------------- ------------------------ --------------------
Blackhawk                     Beloit, WI                       54.5                   54.5
----------------------------- --------------------- ------------------------ --------------------
Rock River                    Beloit, WI                      153.4                  153.4
----------------------------- --------------------- ------------------------ --------------------
Rock River Comb. Turbines     Beloit, WI                      159.1                  159.1
----------------------------- --------------------- ------------------------ --------------------
So. FDL Comb. Turbines        Fond du Lac, WI                 166.9                  166.9
----------------------------- --------------------- ------------------------ --------------------
Sheepskin                     Edgerton, WI                     38.4                   38.4
----------------------------- --------------------- ------------------------ --------------------
Kilbourn Hydro                Wisconsin Dells, WI               8.0                    8.0
----------------------------- --------------------- ------------------------ --------------------
Prairie du Sac Hydro          Prairie du Sac, WI               17.0                   17.0
----------------------------- --------------------- ------------------------ --------------------
Petenwell/Castle Rock         Wisconsin Rapids, WI             21.0                    7.0
----------------------------- --------------------- ------------------------ --------------------

          WPL owns approximately 3,283 miles of high and low pressure mains for the distribution of natural gas in the State of Wisconsin.

          WPL purchases its natural gas from a diverse portfolio of gas supplies located in the U.S. and Canada. Gas is transported to WPL's system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules. WPL has interconnecting facilities with Northern Natural Gas and American Natural Resources.

          WPL also has approximately 211 miles of water mains in two Wisconsin cities, Beloit and Ripon.

          South Beloit owns approximately 220 miles of electric overhead and underground distribution lines, approximately 138 miles of gas mains and approximately 29 miles of water mains, serving the City of Beloit, and Village of Rockton and adjacent territory in Winnebago County, Illinois. It also owns a water pumping station.

          River Company owns the dam sites and generation facilities at two hydroelectric sites that have an installed capacity of 21,000 kW.

          ATC owns an undivided 1/1,000,000 and the Transco owns the remaining interest in a grid of transmission facilities located in Wisconsin plus a portion of the Upper Peninsula of Michigan and a very small portion of Illinois adjacent to the Wisconsin border. In Wisconsin, the transmission assets consist of approximately 6,600 circuit miles of transmission lines with ratings from 69 Kv to 345 Kv plus associated substations and real property interests. ATC and the Transco own approximately 1,000 and 11 circuit miles of additional transmission facilities in Michigan and Illinois, respectively.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

(a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

     Retail kwh     -      9,703,454,991
     Wholesale kwh  -      3,460,318,047
     Retail Mcf     -         21,905,992

(b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

     None

(c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

     kwh    -      351,599,129
     Mcf    -        4,253,424

(d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

     kwh    -      2,901,651,000
     Mcf    -         30,497,440

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     None

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     None

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     None.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     None.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     None.

                                    EXHIBIT A


A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

To be filed by amendment.

                                    EXHIBIT B


     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Not applicable.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer as of this 27th day of February, 2001.


                                        WISCONSIN POWER AND LIGHT COMPANY


                                        By: /s/ Edward M. Gleason
                                           ------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President, Treasurer
                                                  and Corporate Secretary